Exhibit 3 Second Quarter 2025 Results Miami, Florida

Except as the context otherwise may require, references in this presentation to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this presentation contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, goals, targets, and expectations (operative, financial or otherwise), and typically can be identified by the use of words such as, but not limited to, “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target”, “goal”, “strategy,” “intend,” “aimed”, or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary, including materially from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any guidance presented in this presentation to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission (“SEC”), the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including new governments and decisions implemented by such new governments, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence and the liquidity of the financial and capital markets in Mexico, the United States of America, the European Union (the “EU”), the United Kingdom, or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans; changes in spending levels for residential and commercial construction and general infrastructure projects; the availability of short- term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, good and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations; our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have 2 operations; the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we have operations; the effects of currency fluctuations on our results of operations and financial condition; our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by third parties, government and regulatory agencies, including antitrust investigations and claims; our ability to protect our reputation and intellectual property; our ability to consummate asset sales or consummate asset sales in terms favorable to Cemex, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain; availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers for transport, loading and unloading of our materials or that are otherwise a part of our supply chain; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; defaults, losses or disruptions in agreements, financial transactions or operations resulting from sanctions or restrictions imposed on any financial institution, including but not limited to banks, trustees, payment processors, paying agents or other financial intermediaries, or any related parties; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and our ability to implement our “Future in Action” climate action program and achieve our sustainability goals and objectives. Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this presentation not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of success and/or implementation of technologies, some of which are not yet proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained in the information disclosed in this presentation. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The forward-looking statements and the information contained in this presentation are made and stated as of the dates specified in this presentation and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct the information contained in this presentation or revise any forward-looking statements in this presentation, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this presentation not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this presentation is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are internal records. This presentation includes certain non-International Financial Reporting Standards (“IFRS”) financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin” (Operating EBITDA for the period divided by our revenues as reported in our financial statements). The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in the presentation are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. Also, this presentation includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organization to refer to their reports in this presentation. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products. The information, statements, and opinions contained in this presentation do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies This presentation includes non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified. The preparation of certain information on ESG and sustainability matters contained in the presentation requires the application of a number of key judgments, assumptions, and estimates. The reported measures reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/or, to the extent legally required, may need to be restated or changed. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in the presentation, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis. Additionally, the information disclosed in this presentation contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a “green”, “social”, or “sustainable” or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as “green”, “social”, or “sustainable” or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that our activities, products, or assets and/or reporting of such activities and/or reporting of those activities, products, or assets will meet any present or future expectations or requirements for describing or classifying such activities, products, or assets as “green”, “social”, or “sustainable” or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time. Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements Certain sections in the presentation contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, Business and Human Rights, corporate governance, Research and Development (“R&D”) and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our “Future in Action” climate action program, as well various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to: the extent and pace of climate change, including the timing and manifestation of physical and transition risks; the macroeconomic environment; uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies; the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks; changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven; the roll-out of low carbon infrastructure; the availability and adoption of renewable energy within in our value chain; the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage (“CCUS”); the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data; lack of transparency and comparability of climate-related forward-looking methodologies; variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and reliance on assumptions and future uncertainty (calculations of forward-looking metrics are complex and require many methodological choices and assumptions). Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations. There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE 2 2 Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2Q25 Highlights Key strategic objectives: Operational Shareholder Excellence return • Developed comprehensive framework to drive long term value with clear milestones and roadmap • Advanced significantly on structural transformation with new operating model and portfolio review Brooksville Plant, Florida, United States 3 3

Strategic framework to bolster shareholder value creation Increase profitability, reduce overhead, and simplify Operating Model Achieve best-in-class operational performance Continuously evaluate all assets on a return on capital basis Increase free cash flow generation with disciplined capital allocation Transition growth strategy from strategic CapEx to small to mid-size M&A focused on U.S. Build shareholder return platform 4

Ramping up Project Cutting Edge Expected EBITDA Savings (US$ M) 200 400 2Q25 transformation effort expected to 115 Corporate deliver savings of $85M 200 personnel in corporate personnel 85 expenses in 2025 and 200 $115M in 2026 85 Other 200 115 2025 2026-2027 Annualized recurrent savings under Project Cutting Edge Expected 2025 EBITDA savings increased from $150 M to $200 M, reaching run-rate of $400 M by 2027 Tepeaca Plant, Puebla, Mexico 5

2Q25 results in line with guidance Net Sales EBITDA EBITDA Controlling FCF from Margin Interest Net Operations -9% l-t-l Income -4% l-t-l +38% -11% -1.1pp -5% -25% 4,357 920 21.1% 318 20.0% 4,126 276 230 823 206 2Q24 2Q25 2Q24 2Q25 2Q24 2Q25 2Q24 2Q25 2Q24 2Q25 8,299 7,775 1,651 1,424 19.9% 18.3% 485 1,052 117 (65) 1H: -3% l-t-l -9% l-t-l -1.6pp +117% N/A Millions of U.S. dollars El Mirador, Barcelona, Spain 6

Higher consolidated sequential prices 2Q25 Pricing CONSOLIDATED PRICES YoY and QoQ% 2Q25 (l-t-l) 3% 3% 5% EUROPE 1% USA 1% -2% -2% -1% (2%) 0% (2%) -2% 0% 1% 2% 8% 7% 0% 0% 0% 4% MEX EMEA 2% 0% 1% 3% 2% Sequential (1Q25 to 2Q25) -2% 1 Cement 4% 1% (1%) 5% 5% Ready-mix 2% Aggregates SCAC (1%) 1% 3% 1) Domestic gray cement 7 Note: All price variations are based on FOB prices. For Cemex and all its regions, prices are calculated on a volume-weighted average basis at constant foreign-exchange rates

Strong demand environment in EMEA partially offsetting Mexico and US dynamics CONSOLIDATED VOLUMES 2Q25 YoY % Volume Growth YoY % Volume Growth (l-t-l) 5% 3% USA EUROPE -6% -7% -5% -9% -4% -4% 3% (4%) 3% -5% (4%) (7%) (8%) (3%) (2%) (5%) MEX 11% 4% 4% -15% -16% EMEA -19% Year-to-date (13%) (11%) (17%) 8% 7% 5% 1 Cement Ready-mix -1% SCAC -2% Aggregates -11% 1% 2% (4%) 8 1) Domestic gray cement

Quarterly EBITDA largely explained by volumes EBITDA Waterfall -9% -11% 920 -68 -7 21 -22 -4 842 -18 823 2Q24 Volume Price Costs Growth Inv. & Other 2Q25 FX 2Q25 Urbanization l-t-l reported Solutions EBITDA margin -1.1pp 21.1% 20.0% COGS as 64.5% 66.0% +1.5pp % of Sales 9 Millions of U.S. dollars

Regional Highlights Aldea Nizuc, Cancún, Mexico 10

Mexico: Continued margin recovery trend YTD Millions of U.S. dollars 2Q25 2Q25 Sales 1,060 2,041 % YoY (l-t-l) (15%) (12%) EBITDA 347 655 % YoY (l-t-l) (15%) (12%) EBITDA margin 32.7% 32.1% pp var (0.2pp) (0.3pp) • Volumes reflect challenging prior year comparison, pre-election spending and usual seasonality in the first year of a new administration • Demand was further impacted by record-breaking precipitation in June • Higher sequential pricing with cumulative cement, ready-mix and aggregates prices are up 5%, 6%, and 8%, respectively, vs. 4Q24 • Margin remarkably resilient driven by positive price/cost dynamic • Expect pick-up in construction on the back of infrastructure and social housing program Gran Acuario Mazatlán Mar de Cortés“, Mazatlán, Mexico 11

U.S.: Margin hovering at record levels with improved operational efficiency

Millions of U.S. dollars	2Q25	YTD 2Q25
Sales	1,306	2,496
% YoY (l-t-l)	(6%)	(5%)
EBITDA	279	468
% YoY (l-t-l)	(6%)	(12%)
EBITDA margin	21.3%	18.8%
pp var	(0.1pp)	(1.6pp)

- Demand affected by high precipitation in most markets and softness in residential sector
- Stable sequential prices in cement and ready-mix
- Adjusting for product mix, sequential aggregates prices are up 1% in 2Q25 and 5% since the beginning of the year
- Resilient margin driven by higher prices and lower costs, with improved operational efficiency
- Investment in aggregates reserves continues, with completed projects such as the upgrade in Balcones in Texas, one of the largest quarries in the US
- Optimistic on infrastructure and industrial outlook


CEMEX
CEM
41%
RMX & Urb. Sol.
22%
2Q25 EBITDA
37%
AGG

1550 On the Green, Houston, United States
Photo credit: Skanska

12

EMEA: Record first half EBITDA in recent history YTD MEA Millions of U.S. dollars 2Q25 2Q25 22% Sales 1,341 2,411 2Q25 % YoY (l-t-l) 6% 6% EBITDA EBITDA 229 346 78% % YoY (l-t-l) 23% 32% Europe EBITDA margin 17.1% 14.4% pp var 2.4pp 2.8pp • Significant margin expansion in driven by higher volumes and prices, along with lower variable costs • Cumulative prices for cement and ready-mix are up 4%, while aggregates prices are up 3%, compared to 4Q24 • In Europe, robust cement volumes driven by infrastructure and residential • Positive pricing with cement, ready-mix and aggregates up 3%, 2% and 3%, respectively, vs. 4Q24, in Europe, excluding Germany • Demand conditions in the Middle East and Africa remain strong, expanding by double-digit rates • Expect positive outlook in infrastructure and further recovery in residential Grand Palais, Paris, France 13

SCAC: Positive pricing, offset by increase in imports during capacity build out COL 31% YTD Millions of U.S. dollars 2Q25 2Q25 2Q25 Rest 36% Sales 318 631 EBITDA % YoY (l-t-l) (1%) 2% 27% 6% TCL EBITDA 51 112 Panama % YoY (l-t-l) (21%) (11%) EBITDA margin 16.0% 17.8% pp var (4.0pp) (2.5pp) • Cement volumes in the quarter increased by 1% adjusting for business days • Colombia driven by the informal sector, with rebound in bagged cement, and Metro in Bogotá; Jamaica benefiting from tourism projects • Sequential prices in cement and ready-mix relatively stable, after mid- single digit increase in 1Q25 • Concluded significant debottlenecking project in Jamaica, with incremental capacity to address local demand • Margin temporarily impacted by increased imports in Jamaica during capacity expansion; expected to recover in 2H25 Pompey Estate, Portland, Jamaica 14

Financial Developments Pelješac Bridge, Pelješac, Croatia Built with Vertua Concrete, part of our Vertua family of products with sustainable attributes

2Q FCF growth adj. for severance & discontinued ops. 2Q24 2Q25 Change 1H24 1H25 Change Controlling Net Income EBITDA 920 823 -97 1,651 1,424 -227 +2.2x Net interest paid -144 -105 39 -288 -214 74 1,052 Maint. capex & lease payments -214 -208 6 -368 -382 -14 Working Capital -124 -192 -68 -570 -678 -108 485 Net taxes paid -261 -77 184 -433 -136 297 Other cash expenditures 44 -80 -124 20 -155 -175 1H24 1H25 Sale of fixed assets 14 45 31 27 80 53 FCF from discontinued 42 - -42 77 -3 -80 operations Avg. WC days FCF from Operations 276 206 -70 117 -65 -182 1H24 1H25 FCF from Operations (adj. for 234 242 8 40 12 -28 severance & discontinued ops.) -6 Expect FCF from Operations to accelerate in 2H25 on improved profitability and seasonal turnaround in working capital investment -10 Millions of U.S. dollars 16

2025 Outlook Gilbert Chabroux School, Lyon, France Built with Insularis, part of our Vertua family of products with sustainable attributes

1 Outlook 2025 EBITDA Flat performance with potential upside Energy cost/ton of cement produced High single-digit % decrease ~$800 million Maintenance Capital expenditures ~$600 million Growth Investment in working capital No incremental investment Cash taxes ~$450 million 2 Net interest paid ~$125 million decrease 1) Reflects Cemex’s expectations as of July 24, 2025 2) Including the coupons of subordinated notes with no fixed maturity and the effect of our cross-currency swaps 18

Appendix International Museum of Baroque, Puebla, Mexico

1 2025 volume guidance : selected countries/regions Cement Ready-mix Aggregates Flat Flat Low-single digit decline Cemex Mid-to-high-single digit decline Mid-to-high-single digit decline Mid-to-high-single digit decline Mexico Low-single digit decline Mid-single digit decline Mid-single digit decline USA EMEA Mid-to-high-single digit increase Mid-single digit increase Low-single digit increase Europe Mid-single digit increase Low-single digit increase Low-single digit increase MEA Mid-to-high-single digit increase Mid-to-high-single digit increase Mid-to-high-single digit increase Low-single digit increase Low-single digit increase N/A SCAC 1) Reflects Cemex’s expectations as of July 24, 2025. Volumes on a like-to-like basis. All volume guidance in this slide means in percentage terms vs 2024 2) Guidance highlighted in green denotes an upward adjustment vs. previous guidance; guidance highlighted in orange denotes a downward adjustment vs. previous guidance 20

Urbanization Solutions Sales EBITDA -16% l-t-l -10% l-t-l -21% -14% 190 1,285 164 14% Circularity 22% 1,021 13% 27% Industrialized 18% 13% Construction 14% 10% 27% Related 51% 20% 42% Services Performance 38% 43% 21% 26% Materials YTD 2Q24 YTD 2Q25 YTD 2Q24 YTD 2Q25 EBITDA 14.8% 16.1% +1.3pp margin MEX US EMEA SCAC MEX US EMEA SCAC By region 4% 8% 39% 31% 26% 32% 27% 33% YTD 2Q25 Millions of U.S. dollars Calzada del Valle, San Pedro Garza García, Mexico 21

Consolidated volumes and prices YTD 2Q25 vs. 2Q25 vs. 2Q24 2Q25 vs. 1Q25 YTD 2Q24 Volume (3%) (4%) 11% Domestic gray Price (USD) (5%) (3%) 4% cement Price (l-t-l) 0% (1%) (0%) Volume (2%) (4%) 4% Ready mix Price (USD) (1%) 1% 5% Price (l-t-l) 1% 1% 1% Volume (5%) (5%) 11% Aggregates Price (USD) 2% 5% 5% Price (l-t-l) 3% 3% 2% All price variations are based on FOB prices. Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 22

2Q25 volume and price summary Domestic gray cement Ready mix Aggregates 2Q25 vs. 2Q24 2Q25 vs. 2Q24 2Q25 vs. 2Q24 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (16%) (6%) 4% (15%) (4%) 7% (19%) (3%) 8% U.S. (6%) (2%) (2%) (9%) 1% 1% (7%) 5% 5% EMEA 11% 5% (0%) 4% 8% 2% 4% 5% (2%) Europe 5% 5% (2%) (5%) 11% 3% 3% 5% (2%) MEA 30% 51% 57% 21% 9% 3% 10% 8% 2% SCAC (1%) 0% 2% (2%) 1% 5% (11%) 2% 5% All price variations are based on FOB prices. Price (LC) for EMEA, Europe, MEA, and SCAC calculated on a volume-weighted-average basis at constant foreign-exchange rates. 23

YTD 2Q25 volume and price summary Domestic gray cement Ready mix Aggregates YTD 2Q25 vs. YTD 2Q24 YTD 2Q25 vs. YTD 2Q24 YTD 2Q25 vs. YTD 2Q24 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (13%) (10%) 5% (11%) (9%) 6% (17%) (11%) 3% U.S. (4%) (2%) (2%) (7%) 1% 1% (8%) 5% 5% EMEA 8% 2% 1% 7% 4% 1% 5% 2% (2%) Europe 3% 2% (2%) (4%) 6% 2% 3% 1% (2%) MEA 20% 21% 45% 25% 5% 3% 14% 5% 2% SCAC 1% 1% 3% 2% 0% 5% (4%) (0%) 3% All price variations are based on FOB prices. Price (LC) for EMEA, Europe, MEA, and SCAC calculated on a volume-weighted-average basis at constant foreign-exchange rates. 24

Net Debt Variation QoQ Net Debt Waterfall (US$ M) +$172 5,756 5,584 143 44 29 (206) 21 33 107 Net debt FCF from Growth capex Acquisitions and Dividends Inv. in intangible Coupons on Others net Net debt March operations divestments assets subordinated June 2025 notes 2025 YTD Net Debt Waterfall (US$ M) -$81 5,836 5,756 254 65 (840) 230 55 94 62 Net debt FCF from Growth capex Acquisitions and Dividends Inv. in intangible Coupons on Others net Net debt December operations divestments assets subordinated June 2024 notes 2025 25

Debt maturity profile as of June 30, 2025 1 1 Total debt as of June 30, 2025: $6,921 million Total debt by instrument Average life of debt: 3.8 years 55% Main bank debt agreements 26% Other bank debt Fixed Income 17% Leases 2% 1,425 1,248 1,150 970 921 890 317 2025 2026 2027 2028 2029 2030 2031 Millions of U.S. dollars 26 1) Total debt excluding subordinated notes

Additional information on debt Second Quarter First Quarter Euro 2024 2025 % var 2025 21% 1 7,553 6,921 (8%) 6,763 Total debt 3 Currency U.S. Short-term 4% 13% 13% dollar denomination MXN 69% 7% Long-term 96% 87% 87% Other 3% Cash and cash equivalents 425 1,166 174% 1,179 Net debt 7,128 5,756 (19%) 5,584 2 7,208 5,839 (19%) 5,606 Net debt per bank agreements 2 2.13 2.05 1.90 Leverage ratio 2 7.72 7.12 7.20 Coverage ratio 3 Variable Interest rate Fixed 34% 66% Millions of U.S. dollars. 1) Includes leases, in accordance with IFRS 2) Calculated in accordance with our contractual obligations under our main bank debt agreements 3) Includes the effect of our interest rate and cross-currency derivatives, as applicable 27

Notes and Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East and Africa MEA Middle East, and Africa When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed Cement from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace Maintenance capital obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental expenditures regulations or company policies When referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements. EBITDA Means Operating EBITDA: Operating earnings before other expenses, net plus depreciation and operating amortization EBITDA margin Means Operating EBITDA margin: which is calculated by dividing our “Operating EBITDA” by our sales Free cash flow from Cemex defines it as Operating EBITDA minus net interest paid, maintenance capital expenditures, maintenance lease payments, fixed asset sales, change operations in working capital, net taxes paid, and other cash expenditures Investment in intangible assets Investments and expenses incurred in the development of internal-use software, industrial property, and trademarks. IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Growth capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs USD/U.S. dollars U.S. dollars % YoY Year-over-year percentage variation for the same period of the previous year 28

Contact Information Investors Relations Stock Information In the United States: NYSE (ADS): +1 877 7CX NYSE CX In Mexico: Mexican Stock Exchange +52 81 8888 4327 (CPO): CEMEX.CPO ir@cemex.com Ratio of CPO to ADS: 10 to 1